82-3769

(A free translation of the original in Portuguese)

Acesita S.A.

Report of Independent Accountants on Limited Reviews of Quarterly Information September 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9°
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 269-1500
Fax (31) 261-6950
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Acesita S.A. for the quarters and periods ended September 30 and June 30, 2005 and September 30, 2004. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 Our reviews were carried out for the purpose of issuing a report on the accounting information mentioned in the first paragraph, taken as a whole. The statements of cash flows and of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statements of cash flows and of added value for the quarters and periods ended September 30, 2005 and 2004 were subjected to the review procedures mentioned in the second paragraph and we are not aware of any material modifications that should be made to the Quarterly Information (ITR) taken as a whole.

Belo Horizonte, November 7, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

1915 · 2005
90 ANOS Brasil
PRICEWATERHOUSECOOPERS

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2005

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89
4 - State Registration Number – NIRE		
31300042707		

01.02 - HEAD OFFICE

1 - ADDRESS		2 - SUBURB OR DISTRICT
Avenida João Pinheiro, 580		Centro
3 - POSTAL CODE	**4 - MUNICIPALITY**	**5 - STATE**
30130-180	Belo Horizonte	MG

6 - AREA CODE	7 – TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
31	3235-4111	3235-4220	3235-4327	311030
11 - AREA CODE	**12 – FAX**	**13 - FAX**	**14 - FAX**	
31	3235-4300	3235-4264	3235-4294	
15 - E-MAIL				
finance@acesita.com.br				

01.03- INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME		
Gilberto Audelino Correa		
2 – ADDRESS		**3 - SUBURB OR DISTRICT**
Av. João Pinheiro, 580		Centro
4 - POSTAL CODE	**5 - MUNICIPALITY**	**6 - STATE**
30130-180	Belo Horizonte	MG

7 - AREA CODE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
31	3235-4220	-	-	-
12 - AREA CODE	**13 – FAX**	**14 - FAX**	**15 - FAX**	
31	3235-7218	-	-	
16 - E-MAIL				
finance@acesita.com.br				

01.04-GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	**2-END**	**3-QUARTER**	**4-BEGINNING**	**5-END**	**6-QUARTER**	**7-BEGINNING**	**8-END**
1/1/2005	12/31/2005	3	7/1/2005	9/30/2005	2	4/1/2005	6/30/2005

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - PARTNER RESPONSIBLE	**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**
Rogério Roberto Gollo	365.244.920-72

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
September 30, 2005

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.05– CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 9/30/2005	Prior quarter 6/30/2005	Same quarter in prior year 9/30/2004
Paid-up capital			
1 – Common	24,900	24,900	249,008,650
2 – Preferred	49,648	49,648	496,475,129
3 – Total	74,548	74,548	745,483,779
Treasury Stock			
4 – Common	149	149	1,489,015
5 – Preferred	105	105	1,054,900
6 – Total	254	254	2,543,915

01.06– CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and other

2 – SITUATION
Operational

3 - NATURE OF OWNERSHIP
National private

4 -ACTIVITY CODE
106 – Metallurgy and steel

5 - MAIN ACTIVITY
Siderurgy – manufacture of special steels

6 - TYPE OF CONSOLIDATION
Not presented

7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without exceptions

01.07– COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08– DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	GOM	10/21/2005	Dividend	11/8/2005	ON	0.0278950000
02	GOM	10/21/2005	Dividend	11/8/2005	PN	0.0306840000
03	GOM	10/21/2005	Interest on own capital	11/8/2005	ON	1.0221050000
04	GOM	10/21/2005	Interest on own capital	11/8/2005	PN	1.1243160000

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/7/2005	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2005	4 – 6/30/2005
1	Total assets	3,781,894	3,742,950
1.01	Current assets	1,393,548	1,328,617
1.01.01	Cash and cash equivalents	343,231	158,643
1.01.01.01	Banks	29,291	4,071
1.01.01.02	Financial investments	313,310	154,572
1.01.02	Receivables	348,898	471,122
1.01.03	Inventories	488,013	527,723
1.01.03.01	Finished products	167,932	151,694
1.01.03.02	Work in process	121,008	189,323
1.01.03.03	Raw materials	117,753	124,894
1.01.03.04	Products held by third parties	1,251	1,649
1.01.03.05	Imports in transit, consumption material and others	80,069	60,163
1.01.04	Other	213,406	171,129
1.01.04.01	Taxes and contributions	158,090	114,863
1.01.04.02	Prepaid expenses	10,521	10,271
1.01.04.03	Employee accounts	9,832	16,905
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Notes receivable	22,257	22,580
1.01.04.06	Other	12,706	6,510
1.02	Long-term receivables	564,322	565,377
1.02.01	Sundry credits	470,405	466,085
1.02.01.01	Judicial deposits	138,839	135,090
1.02.01.02	Deferred income tax and social contribution on net income	192,379	196,167
1.02.01.03	Taxes and contributions	63,630	57,875
1.02.01.04	Restructuring assets	16,679	16,770
1.02.01.05	Notes receivable	33,386	33,871
1.02.01.06	Other	25,492	26,312
1.02.02	Related parties	90,615	95,205
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	90,615	95,205
1.02.02.03	Other related parties	0	0
1.02.03	Other	3,302	4,087
1.02.03.01	Prepaid expenses	3,302	4,087
1.03	Permanent assets	1,824,024	1,848,956
1.03.01	Investments	175,006	185,386
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	168,865	180,124
1.03.01.03	Other investments	6,141	5,262
1.03.02	Property, plant and equipment	1,649,018	1,663,570
1.03.03	Deferred charges	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 – Description	3 - 9/30/2005	4 – 6/30/2005
2	Total liabilities and stockholders' equity	3,781,894	3,742,950
2.01	Current liabilities	878,971	856,364
2.01.01	Loans and financing	332,602	339,788
2.01.02	Debentures	0	0
2.01.03	Suppliers	277,543	271,936
2.01.04	Taxes, charges and contributions	183,597	141,613
2.01.04.01	Value Added Tax on Sales and Services (ICMS) payable	4,445	889
2.01.04.02	Excise Tax (IPI) payable	5,611	6,006
2.01.04.03	Withholding income tax	2,363	1,916
2.01.04.04	Social Contribution on Revenues (COFINS) payable	5,299	3,996
2.01.04.05	Corporate Income Tax (IRPJ) payable	119,329	92,074
2.01.04.06	Social Contribution on Net Income (CSLL) payable	43,080	33,190
2.01.04.07	Other	3,470	3,542
2.01.05	Dividends payable	122	521
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	3,449	3,648
2.01.08	Other	81,658	74,351
2.01.08.01	Salaries and social charges	60,884	74,351
2.01.08.02	Other	20,774	24,507
2.02	Long-term liabilities	833,347	998,403
2.02.01	Loans and financing	476,521	595,384
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	4,424	4,680
2.02.05	Other	352,402	398,339
2.02.05.01	Deferred income tax and social contribution on net income	200,102	203,890
2.02.05.02	Taxes and contributions in litigation	62,927	103,625
2.02.05.03	Provision for contingencies	63,953	64,635
2.02.05.04	Other	25,420	26,189
2.03	Deferred income	0	0
2.05	Stockholders' equity	2,069,576	1,888,183
2.05.01	Capital	901,921	901,921
2.05.02	Capital reserves	3,948	3,948
2.05.02.01	IPI subsidy – Law 7554/86	3,948	3,948
2.05.03	Revaluation reserves	388,434	395,788
2.05.03.01	Own assets	388,434	395,788
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	205,892	205,892
2.05.04.01	Legal	19,984	19,984
2.05.04.02	Statutory	189,845	189,845
2.05.04.02.01	For investments and working capital	189,845	189,845
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,937)	(3,937)
2.05.04.07.01	Treasury stock	(3,937)	(3,937)
2.05.05	Retained earnings	569,381	380,634

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 - Statement of Income (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004
3.01	Gross sales and/or service revenues	856,821	2,949,093	1,011,725	2,784,600
3.02	Revenue deductions	(157,368)	(525,729)	(187,480)	(467,506)
3.03	Net sales and/or service revenues	699,453	2,423,364	824,245	2,317,094
3.04	Cost of sales and/or services	(487,503)	(1,620,505)	(496,013)	(1,456,459)
3.05	Gross profit	211,950	802,859	328,232	860,635
3.06	Operating expenses/income	(18,942)	(120,423)	16,536	(235,652)
3.06.01	Selling	(28,949)	(117,278)	(41,732)	(103,197)
3.06.01.01	Personnel expenses/labor charges	(5,998)	(17,645)	(4,008)	(11,042)
3.06.01.02	Selling expenses	(6,430)	(22,056)	(8,570)	(20,472)
3.06.01.03	Export expenses	(15,385)	(72,480)	(27,500)	(67,006)
3.06.01.04	Other	(1,136)	(5,277)	(1,654)	(4,677)
3.06.02	General and administrative	(33,975)	(103,538)	(26,698)	(77,763)
3.06.02.01	Personnel compensation/social charges	(12,380)	(39,382)	(12,544)	(34,344)
3.06.02.02	Rents	(804)	(2,456)	(805)	(2,468)
3.06.02.03	Services rendered by third parties	(8,292)	(23,853)	(6,161)	(21,260)
3.06.02.04	Taxes, charges and fines	(3,056)	(8,666)	(2,092)	(6,611)
3.06.02.05	Depreciation and amortization	(2,204)	(6,455)	(993)	(2,895)
3.06.02.06	Other	(7,239)	(22,726)	(4,103)	(10,185)
3.06.03	Financial, net	(10,297)	(43,787)	(24,296)	(99,255)
3.06.03.01	Financial income	15,470	43,241	21,825	56,925
3.06.03.02	Financial expenses	(25,767)	(87,028)	(46,121)	(156,180)
3.06.04	Other operating income	59,286	129,920	68,151	0
3.06.04.01	Monetary variations, net	55,608	127,083	68,151	0
3.06.04.02	Other	3,678	2,837	0	0
3.06.05	Other operating expenses	0	0	(3,624)	(61,086)
3.06.05.01	Monetary variations, net	0	0	0	(33,866)
3.06.05.02	Other	0	0	(3,624)	(27,220)
3.06.06	Equity in the results of subsidiary and associated companies	(5,007)	14,260	44,735	105,649
3.07	Operating profit	193,008	682,436	344,768	624,983
3.08	Non-operating results	3,970	5,432	(40,116)	(74,497)
3.08.01	Income	10,979	38,896	2,257	2,443
3.08.02	Expenses	(7,009)	(33,464)	(42,373)	(76,940)
3.09	Profit before taxation and profit sharing	196,978	687,868	304,652	550,486

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
00265-8	ACESITA S.A.	33.390.170/0001-89

1 – Code	**2 – Description**	**3 - 7/1/2005 to 9/30/2005**	**4 - 1/1/2005 to 9/30/2005**	**5 - 7/1/2004 to 9/30/2004**	**6 - 1/1/2004 to 9/30/2004**
3.10	Provision for income tax and social contribution on net income	(15,585)	(141,100)	(73,561)	(128,329)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	181,393	546,768	231,091	422,157
	Number of shares (thousand), excluding treasury stock	74,294	74,294	742,939,864	742,939,864
	Net income per share	2.44156	7.35952	0.00031	0.00057
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

Acesita S.A. is a Brazilian publicly-traded company whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

The Company carries out its main activities at the plant located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 850,000 tonnes of steel and also has investments in subsidiaries with businesses related to its own activities.

At September 30, 2005, the principal investments in subsidiary and associated companies, and their respective activities, were:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name Amorim Comercial, as well as investments in other companies, as follows:
  - Acesita Energética Ltda. - (100% holding) - reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% holding) – commercial representation in Argentina;
  - AP Participações S.A. - (100% holding) – investment company.

- Acesita International Ltd. - (100% direct holding) - foreign commercial representation.

- Acesita Export and Trade - (100% direct holding) - foreign commercial representation.

- Acesita Centros de Serviços Ltda. - (100% direct holding) - services of cutting and finishing of steel products in general.

- Aços Villares S.A. - (4.41% direct holding – 4.41% of voting capital) - production and sale of non-flat steels, iron and other related products.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The international market of stainless steel was relatively weak during the quarter, with decreased base prices and still high worldwide inventories (especially at plants and integrated service centers), although inventory levels had already started to be reduced by the distributors in order to adjust to the decreasing market trend.

In relation to the Company's operational activities, as a result of the consolidation of its operational and financial restructuring, new strategies are being planned, supported by investments to reinforce its market position in the silicon steel market and to improve the transformation and distribution services of stainless steel.

2 Presentation of the Financial Statements

The accounting practices, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the year ended December 31, 2004, and amounts are being presented in thousands of Brazilian reais, in accordance with accounting practices adopted in Brazil.

3 Cash and Cash Equivalents

	09/30/05	06/30/05
Bank accounts	29,921	4,071
Bank deposit certificates	121,853	85,729
Securities held under repurchase agreements	191,165	68,616
Other, mainly fixed income funds	292	227
	343,231	158,643

The bank deposit certificates earn interest which approximates that of the Interbank Deposit Certificate (CDI) interest rate.

The securities held under repurchase agreements are guaranteed by government bonds and/or private securities, with repurchase commitments by the banks and interest linked to the CDI interest rate.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

4 Receivables

	09/30/05	06/30/05
Customers – domestic market	123,382	144,882
Customers – foreign market	237,144	337,829
Allowance for doubtful accounts	(11,628)	(11,589)
	348,898	471,122

5 Inventories

	09/30/05	06/30/05
Finished products	167,932	151,694
Products held by third parties	1,251	1,649
Work in process	121,008	189,323
Raw materials	117,753	124,894
Imports in transit, materials for consumption, maintenance and other	80,069	60,163
	488,013	527,723

Finished product inventories, amounting to approximately R$ 51,819 (R$ 51,819 at June 30, 2005), were given in guarantee for administrative and legal proceedings in process.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

6 Taxes and Contributions - Assets

	09/30/05	06/30/05
Deferred income tax and social contribution on net income	192,379	196,167
Withholding income tax and prepaid IRPJ and CSLL	147,159	114,777
Social Integration Program (PIS)	39,292	32,156
ICMS and IPI	18,301	12,946
Other	16,968	12,859
	414,099	368,905
Less: current assets	(158,090)	(114,863)
Long-term receivables	256,009	254,042

The PIS credit mainly refers to overpayments made in prior years as a result of a Declaratory Action in which the Federal Supreme Court declared the payments as being unconstitutional. The Company continued to question the criteria of restatement of these credits, its appeal having been judged favorably at two levels and, in September, the Company obtained a final and unappealable favorable decision. Accordingly, the Company recorded at September 30, 2005 the credits resulting from this favorable decision, in the amount of R$ 6,121, and will start compensating the credits with the federal taxes falling due as from October 2005.

At September 30 and June 30, 2005, deferred income tax and social contribution on net income were calculated and recorded as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

			09/30/05	06/30/05
	Income tax	Social contribution	Total	Total
Tax loss carryforwards	1,003,747	993,408		
Temporary differences	377,493	347,635		
	1,381,240	1,341,043		
Tax rates	25%	9%		
Total deferred income tax and social contribution	345,310	120,694	466,004	438,423
Unrecorded deferred income tax and social contribution	(198,569)	(75,056)	(273,625)	(242,256)
Deferred income tax and social contribution recognized as assets	146,741	45,638	192,379	196,167

The main temporary differences relate to the provision for loss on unamortized goodwill of subsidiaries, asset reversals and provisions which become deductible when paid or realized. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences. The tax loss carryforwards include the Summer Plan effects (see Note 14).

As shown above, there are unrecorded deferred tax credits of significant amounts. The history of taxable profits and the short and medium-term projections prepared by the Company do not allow a reasonable estimate of the period of realization of the unrecorded assets, based only on the generation of future taxable income. Additionally, the Company did not record taxable income in at least three of the last five years. Consequently, this did not permit the Company to record deferred tax credits in addition to those already recorded. The deferred income tax and social contribution of R$ 192,379 at September 30, 2005 (R$ 196,167 at June 30, 2005) was recorded taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve, which assure their realization in approximately 12 years, as shown below, consistent with the projection of amortization of the deferred income tax and social contribution liabilities (see Note 13).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Tax credits recorded	
Year	**09/30/05**	**06/30/05**
2005	3,885	7,861
2006	15,540	15,722
2007	15,540	15,722
2008	15,540	15,722
2009 to 2012	62,160	62,888
2013 to 2017	79,714	78,252
Total	192,379	196,167

The reconciliation of income tax and social contribution income/expense for the quarters and nine-month periods ended September 30, 2005 and 2004, at their nominal and effective rates, is as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended			
	09/30/05		09/30/04	
	Income tax	Social contribution	Income tax	Social contribution
Profit before income tax and social contribution	196,978	196,978	304,652	304,652
Standard tax rates	25%	9%	25%	9%
Income tax and social contribution calculated thereon	(49,244)	(17,728)	(76,163)	(27,419)
Permanent differences				
Equity in the results of subsidiaries, net of provisions	(2,623)	(944)	11,183	4,026
Realization of deferred income tax and social contribution credits	(2,786)	(1,003)	(3,009)	(1,083)
Reversal of provision for IRPJ and CSLL on Summer Plan effects	19,963	7,305	-	-
Other	1,331	409	311	48
Income tax and social contribution expense at the end of the quarter	(33,359)	(11,961)	(67,678)	(24,428)
Realization of unrecorded income tax and social contribution credits (1)	21,869	7,866	13,643	4,902
Establishment of provision for deferred income tax	-	-	-	-
Expense for the quarter	(11,490)	(4,095)	(54,035)	(19,526)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Nine-month periods ended			
		09/30/05		09/30/04
	Income tax	Social contribution	Income tax	Social contribution
Profit before income tax and social contribution	687,868	687,868	550,486	550,486
Standard tax rates	25%	9%	25%	9%
Income tax and social contribution calculated thereon	(171,967)	(61,908)	(137,622)	(49,544)
Permanent differences				
Equity in the earnings of subsidiaries, net of provisions	1,062	382	26,412	9,508
Realization of deferred income tax and social contribution credits	(8,566)	(3,084)	(8,934)	(3,216)
Reversal of provision for IRPJ and CSLL on Summer Plan effects	19,963	7,305	-	-
Other	1,770	650	(1,468)	(853)
Income tax and social contribution expense at the end of the quarter	(157,738)	(56,655)	(121,612)	(44,105)
Realization of unrecorded income tax and social contribution (1)	53,994	19,299	27,494	9,894
Establishment of provision for deferred income tax	-	-	-	-
Expense for the period	(103,744)	(37,356)	(94,118)	(34,211)

(1) In 2004, this reversal arose mainly from the exclusion of the effects of changes in the taxation of foreign exchange gains and losses in 2004 (from the cash to the accrual basis). In 2005, it arose mainly from the offset of tax loss carryforwards.

(All amounts in thousands of reais unless otherwise indicated)

The analysis of current and deferred income tax and social contribution in the results of operations of the quarters and nine-month periods ended September 30, 2005 and 2004 is as follows:

	Quarters ended		Nine-month periods ended	
	09/30/05	09/30/04	09/30/05	09/30/04
Income tax and social contribution -				
Current	(15,585)	(73,561)	(141,100)	(128,329)
Deferred	-	-	-	-
Expense	(15,585)	(73,561)	(141,100)	(128,329)

The balance of current income tax and social contribution at September 30, 2005 is net of the reversal of the provisions for IRPJ and CSLL on Summer Plan effects, in the amounts of R$ 19,963 and R$ 7,305, respectively (see Note 14).

7 Notes Receivable

Notes receivable refer to five promissory notes receivable in semi-annual installments, the next on December 31, 2005, from the sale of shares in the Villares Group in prior years, amounting to R$ 55,643 at September 30, 2005, of which R$ 22,257, corresponding to two installments, is presented as current assets (R$ 56,451 and R$ 22,580, respectively, at June 30, 2005).

8 Restructuring Assets

In 1988, the Company and its subsidiaries carried out significant adjustments in their accounts in view of the realignment of their businesses, as well as the financial and corporate restructuring which included the sale of investments not considered strategic at that time.

(All amounts in thousands of reais unless otherwise indicated)

At September 30 and June 30, 2005, the composition of the remaining restructuring items was as follows:

	09/30/05	06/30/05
Restructuring items		
Forests, land and other permanent assets	14,687	14,749
Accounts receivable from the sale of assets and other receivables and rights	1,992	2,021
	16,679	16,770

The remaining restructuring assets are being evaluated on a regular basis, considering the expectation of future realization, in order to assure that their book values do not exceed realizable values.

9 Investments

The changes in investments in the quarter and nine-month period ended September 30, 2005 were as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At June 30, 2005	671	1,546	177,907	5,262	185,386
Equity in the results	(98)	(419)	(10,742)	-	(11,259)
Reversal of provision for losses	-	-	-	879	879
At September 30, 2005	573	1,127	167,165	6,141	175,006

(a) The subsidiary Acesita International Ltd. had a capital deficiency at September 30, 2005 of R$ 25,420 (deficiency of R$ 26,189 at June 31, 2005). These amounts are classified in long-term liabilities.

(b) The companies directly or indirectly controlled by the Company do not have shares traded in stock exchanges.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(c) Equity in the results for the quarters and nine-month periods ended September 30, 2005 and 2004 are as follows:

	Quarters ended		Nine-month periods ended	
	09/30/05	09/30/04	09/30/05	09/30/04
Acesita Serviços, Com., Ind. e Participações Ltda.	(10,742)	11,914	1,878	26,928
Aços Planos do Sul S.A.	-	29,835	-	77,195
Acesita International Ltd.	770	2,757	2,451	1,286
Acesita Centros de Serviços Ltda.	(419)	70	52	85
Acesita Export and Trade	(98)	159	(131)	155
Aços Villares S.A. (*)	5,482	-	10,010	-
	(5,007)	44,735	14,260	105,649

(*) Dividends and interest on own capital received from the investee and stated at cost.

10 Related Parties

(a) The main balances and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Receivables from related parties	Accounts receivable and other	Total	Payables to related parties	Foreign suppliers, financing and other	Total
Arcelor Group	-	140	140	-	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	51,804	51,804	-	151	151
Acesita International Ltd.	89,658	-	89,658	7,873	-	7,873
Acesita Energética Ltda.	-	1,286	1,286	-	150	150
Preservar Madeira Reflorestada Ltda.	-	28	28	-	308	308
Acesita Centros de Serviços Ltda.	957	107	1,064	-	672	672
Inox Tubos S.A.	-	325	325	-	180	180
Acesita Export and Trade	-	94,756	94,756	-	173,610	173,610
Total – 09/30/05	90,615	148,446	239,061	7,873	175,071	182,944
Total – 06/30/05	95,205	196,532	291,737	8,328	222,482	230,810

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial income and exchange gains	Total	Financial expenses, exchange losses and other	Purchases
Arcelor Group	(a)	26	26	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	51,549	-	51,549	-	326
Acesita International Ltd.	-	-	-	1,851	-
Acesita Energética Ltda.	-	-	-	-	10,228
Preservar Madeira Reflorestada Ltda.	-	-	-	-	1,082
Acesita Centros de Serviços Ltda.	-	-	-	32	1,839
Inox Tubos S.A.	17,292	-	17,292	-	574
Acesita Export and Trade	57,691	-	57,691	3,469	-
Total – quarter ended 09/30/05	126,532	26	126,558	5,352	14,049
Total – quarter ended 09/30/04	192,995	179	193,174	25,679	20,405

(a) See additional information in Note 12.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial income and exchange gains	Total	Financial expenses, exchange losses and other	Purchases
Arcelor Group	(a)	89	89	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	176,204	-	176,204	-	1,233
Acesita International Ltd.	-	1,856	1,856	12,851	-
Acesita Energética Ltda.	-	-	-	-	40,400
Preservar Madeira Reflorestada Ltda.	-	-	-	-	3,329
Acesita Centros de Serviços Ltda.	-	46	46	95	7,163
Inox Tubos S.A.	84,943	-	84,943	-	1,487
Acesita Export and Trade	262,549	-	262,549	8,773	-
Total – nine-month period ended 09/30/05	523,696	1,991	525,687	21,719	53,612
Total – nine-month period ended 09/30/04	651,240	22,365	673,605	43,250	50,843

(a) See additional information in Note 12.

The transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms individually agreed, and vary from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variations. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

Receivables and payables of the same nature between the Company and its subsidiary Acesita International Ltd. are presented at their net amount.

(b) Guarantees

At September 30, 2005, the Company had R$ 1,055 (R$ 1,055 at June 30, 2005) of guarantees granted to related companies, including those recently sold.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(c) Special Purpose Company - Stainless Overseas

As mentioned in Note 12, in August 2000 the Company carried out an export receivables securitization transaction.

As a result, part of the Company's exports are made through a foreign special purpose company, Stainless Overseas, wholly-owned by an international financial institution and its representatives, with activities limited exclusively to this securitization transaction.

Although the Company does not have any corporate investment in Stainless Overseas, due to the securitization agreement it is responsible for covering possible losses arising from the securitization transactions. When the exports in other currencies (Euro and Canadian dollar) started to be made, Stainless Overseas recorded losses arising from the foreign exchange variation between the U.S. dollar (the currency established in the securitization agreement) and the other currencies used in the export invoices. These losses were recorded during the period from payment by the customers to Stainless Overseas to payment of the balance due by the latter to the Company.

At September 30, 2005, these losses totaled R$ 5,309 (R$ 5,542 at June 30, 2005) and are recorded in the Company's financial statements in "other current liabilities". The securitization agreement was terminated in August 2005 and it is anticipated that the settlement of the remaining balance of the liability in Stainless Overseas will occur during the next quarter.

At September 30, 2005, Stainless Overseas had total assets of R$ 77,125, total liabilities of R$ 82,434 and a net capital deficiency of R$ 5,309 (R$ 221,976, R$ 227,518 and R$ 5,542, respectively, at June 30, 2005).

In the quarter and nine-month period ended September 30, 2005, the exports made via Stainless Overseas totaled R$ 56,961 and R$ 346,525, respectively (R$ 120,861 and R$ 330,291, respectively, in the quarter and the nine-month periods ended September 30, 2004). The transaction was settled in August 2005, and there was no outstanding balance at September 30, 2005. (At June 30, 2005, there was an outstanding balance of R$ 14,782, included in the "securitization of receivables" account) (see Note 12). The interest paid by the Company to Stainless Overseas in the quarters and nine-month periods ended September 30, 2005 and 2004, including remuneration for guarantees, totaled, respectively, R$ 176 and R$ 2,245 in 2005 and R$ 2,802 and R$ 10,134 in 2004.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

11 Property, Plant and Equipment

	Cost	Depreciation	09/30/05 Net	06/30/05 Net	Useful lives (years)
In operation -					
Buildings and installations	444,945	(219,740)	225,205	229,115	5 to 50
Industrial equipment and distribution systems	2,162,901	(842,392)	1,320,509	1,338,486	5 to 40
Vehicles, furniture, fixtures and tools	40,940	(27,999)	12,941	11,601	5 to 10
Reforestation	434	-	434	434	(*)
Other	93,218	(47,686)	45,532	47,001	Sundry
	2,742,438	(1,137,817)	1,604,621	1,626,637	
Land	6,330	-	6,330	6,341	
Advances to suppliers	2,763	-	2,763	931	
Construction in progress	35,208	-	35,208	29,565	
Imports in transit	96	-	96	96	
	44,397	-	44,397	36,933	
	2,786,835	(1,137,817)	1,649,018	1,663,570	

(*) Based on the areas depleted.

(a) At June 30, 2001, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary General Meeting of stockholders held on August 13, 2001. The accounting for this revaluation considered the recovery of the total amount of these assets in the future operations of the Company.

The book value of the revalued assets at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment and R$ 279,271 in the revaluation reserve in stockholders' equity, net of tax effects.

At September 30, 2005, the balance of the revaluation recorded in property, plant and equipment was R$ 588,536 (R$ 599,678 at June 30, 2005). The depreciation of this revaluation for the quarter and nine-month period ended September 30, 2005 amounted to R$ 11,141 and R$ 34,263, respectively (R$ 12,035 and R$ 35,737, respectively, at September 30, 2004).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) At September 30, 2005, the Company had land, buildings and equipment given in guarantee and lawsuits amounting to R$ 632,732 (R$ 632,732 at June 30, 2005).

12 Loans and Financing

	Annual weighted average interest and commissions (%)			
	09/30/05	06/30/05	09/30/05	06/30/05
Foreign currency (*)				
Advances on export contracts and export prepayments	6.45	6.92	611,887	710.363
Securitization of receivables	-	9.30	-	14.782
For property, plant and equipment	5.47	8.08	80,833	85.504
For working capital and other	9.05	9.51	6,258	7.367
			698,978	818.016
Local currency -				
For property, plant and equipment	10.72	11.50	29,629	3.314
For working capital and other	20.44	8.74	80,516	113.842
			110,145	117.156
			809,123	935.172
Less – current liabilities			(332,602)	(339.788)
Long-term liabilities			476,521	595.384

(*) Mainly in U.S. dollars.

The loans and financing are subject to exchange variations or monetary restatement based on official rates or indexes and are partially guaranteed by equipment.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Securitization of receivables - In August 2000, the Company carried out an export receivables securitization transaction with the issue of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and an annual interest rate of 9.3%, including remuneration of guarantees. As a result, the Company's exports, except to Mercosur and other qualified customers, are made through the special purpose company located abroad, Stainless Overseas. These receivables guarantee the monthly payments. In the event the Company does not export a volume sufficient to settle the liability, the Arcelor Group is required to carry out additional sales up to the necessary volume. The transaction was settled in August 2005, without any outstanding balance at September 30, 2005. (At June 30, 2005, there was an outstanding payable balance of R$ 14,782, included in the "securitization of receivables" account).

During 2003, the Company obtained a waiver allowing all of its exports to Arcelor Group companies to be shipped without transiting through Stainless Overseas.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The transaction is guaranteed by a promissory note and collateral of Acesita S.A. and obliges the Company to observe covenants linked to indebtedness ratios, amount of financial expenses and cash generation, profit distribution limited to 33% of adjusted net income, and directing exports to customers of the Arcelor Group through the subsidiary Acesita Export and Trade Ltd. – AET. These receivables guarantee the monthly payments. In the quarters and nine-month periods ended September 30, 2005, the exports made through AET with companies of the Arcelor Group totaled R$ 51,722 and R$ 232,797, respectively (R$ 58,679 and R$ 384,043, respectively, at September 30, 2004). The balance payable at September 30, 2005 was R$ 173,609 (R$ 220,350 at June 30, 2005) and is included in the "export prepayments" account.

Also, on December 8, 2004, the bank syndicate formally agreed that the clause that limited the distribution of profits to 33% of adjusted annual net income was increased to 100%, and the financial cost was reduced to monthly LIBOR plus 1.50% p.a.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The long-term installments fall due as follows:

Year	09/30/05	06/30/05
2006	77,749	169,151
2007	176,302	186,744
2008	69,136	69,428
2009	92,057	98,625
2010	42,564	51,641
2011	18,713	19,795
	476,521	595,384

13 Taxes and Contributions - Liabilities

	09/30/05	06/30/05
Deferred income tax and social contribution on net income	200,102	203,890
Withholding income tax	2,363	1,916
IRPJ and CSLL payable	162,409	125,264
COFINS	5,299	3,996
IPI	5,611	6,006
ICMS	4,445	889
Other	3,470	3,542
	383,699	345,503
Less – current liabilities	(183,597)	(141,613)
Long-term liabilities	200,102	203,890

The balance of deferred income tax and social contribution basically refers to taxes on the revaluation reserve, the realization of which will occur through the depreciation or disposal of the revalued assets.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

14 Taxes and Contributions in Litigation

	09/30/05	06/30/05
Income tax	13,582	42,703
Social contribution on net income	2,656	15,112
PIS	44,920	44,062
National Institute of Social Security (INSS) (independent contractors)	1,289	1,289
Other	480	459
	62,927	103,625

At September 30, 2005, the Company is party to lawsuits questioning the legal aspects of certain taxes and has judicial deposits related to these taxes and to the contingencies mentioned in Note 15, amounting to R$ 138,839 (R$ 135,090 at June 30, 2005).

These lawsuits involve the following main matters:

- Income tax and social contribution on net income - Refers to the difference, deposited in court, between taxable income offset against accumulated losses restated by the inflationary effects of the Summer Plan, without observing the 30% annual limit, and the criteria defined by tax legislation, which is being questioned. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contribution for the year, instead of payment via judicial deposit. Accordingly, the provisions for income tax and social contribution for 2005, amounting to R$ 119,329 and R$ 43,080, respectively, at September 30, 2005, (R$ 92,074 and R$ 33,190, respectively, at June 30, 2005) are presented in current liabilities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

After several actions, the decision of the High Court of Justice was published in July 2005, definitively giving the Company the right to apply the 51.73% rate to recover the inflationary effects related to January and February 1989, arising from the Summer Plan. Accordingly, on August 18, 2005 the Company obtained a final and unappealable decision at this judicial level and on August 29, 2005 the Court's records were entrusted to another court, the Supreme Court, where the Company still had an appeal in progress. Considering the final and unappealable decision obtained in the High Court of Justice, as well as the lack of any appeal by the Federal Government, in September 2005, the Company filed with the Supreme Court its waiver in relation to this action and reversed to the results of the current quarter the provision constituted of R$ 47,934, of which R$ 27,268 was recorded in the income tax and social contribution account, and R$ 18,960 and R$ 1,706 in the monetary variations and financial expenses accounts, respectively. The actions to release the judicial deposits totaling approximately R$ 45,000 are in progress.

The favorable decision results in the adjustments, solely for tax purposes, of the property, plant and equipment, generating additional deductions for income tax and social contribution purposes due to the depreciation or sale of assets existing during the Summer Plan (January and February 1989), in the amount of R$ 124,697. Of this amount, R$ 27,268 refers to the reversal of the provision for income tax and social contribution related to the credits already used; R$ 65,166 refers to the balance of tax loss carryforwards to be offset against future taxable income; and the remaining R$ 32,263 will be appropriated to the results upon effective realization (depreciation or offset) of permanent assets subject to the Summer Plan effects, since the Company does not comply with the standards for recording deferred tax credits based on future profitability or events (see Note 6).

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect. In 1995, when the action was filed, the Company opted to effect judicial deposits of the PIS installments not yet due, in order to assure the tax credit in the case of a favorable outcome. In view of the favorable outcome obtained by the Company (see Note 6), in October 2005, the Company decided to apply to the courts for the utilization of the judicial deposits in settlement of existing related balance of liabilities. Consequently, the Company still has a tax credit of R$ 37,472 to be offset against federal taxes falling due. The Company is awaiting the related judicial authorization to make the compensations between the provision and the judicial deposit balances.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

- Law 9718/98 – Waiver of an action – In November 2002, the Company filed with the appropriate court its withdrawal from the action related to the PIS and COFINS calculation basis extension, in addition to the COFINS rate increase, introduced by Law 9718/98, since at that time the Company was expecting an unfavorable decision. The provision previously constituted was compensated against the existing judicial deposit balance. The process was approved in August 2003 and, at September 30, 2005, the Company was awaiting the court order to redeem the amounts deposited in court.

15 Provision for Contingencies

The Company is party to tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and government agencies.

Management, based on information provided by its legal advisors, on an analysis of the pending lawsuits and, with respect to the labor claims, based on prior experience in connection with amounts claimed, recorded a provision at an amount considered sufficient to cover potential losses on this pending litigation, as follows:

	09/30/05	06/30/05
Taxes and social security	37,489	37,411
Labor	12,180	12,622
Civil	14,284	14,602
Total	63,953	64,635

These provisions involve the following major issues:

Taxes and social security

- Social contribution on net income – Refers to litigation on legal fee awards in respect of a lawsuit previously settled, estimated at R$ 3,182 (R$ 3,055 at June 30, 2005).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be used in production by the Company and understood by the tax authorities to be for own use and consumption. At September 30, 2005, the provision amounted to R$ 18,922 (R$ 17,622 at June 30, 2005).

- INSS - Refers to the provision for INSS assessments received in the 2nd quarter of 2004 relating to discussions on amounts of social security contributions withheld on services rendered by third parties, as well as on bonuses paid to employees. At September 30, 2005, the provision amounted to R$ 9,919 (R$ 11,284 at June 30, 2005).

- Other taxes – Refers basically to the provision for discussions regarding compulsory charges, increase in rates regulated by government agencies and similar entities, totaling R$ 5,466 (R$ 5,450 at June 30, 2005).

Labor

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recorded on an individual basis considering the opinion of the legal advisors as to a possible or probable loss. The provision to cover these contingencies amounts to R$ 12,180 (R$ 12,622 at June 30, 2005).

Civil

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possessory actions, among others. Based on the opinion of the legal advisors, a provision of R$ 14,284 (R$ 14,602 at June 30, 2005) was recorded to cover these claims.

The Company also is the defendant in other disputes, principally of a social security nature, estimated at R$ 52,431 (R$ 47,100 at June 30, 2005). Based on the legal advisors' understanding that the outcome of these lawsuits is difficult to predict, the Company constituted a provision for a portion of the estimated value of these actions.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

During the quarter, a class action was filed against the Company and the Timóteo Municipality, where the Company's plant is located, in the amount of R$ 55,000, questioning the Municipal Real State Tax (IPTU) negotiated between the Company and this Municipality. Based on the opinion of its legal advisors that there are very good chances of a favorable decision, the Company decided not to set up a provision for this action.

The Company has also been discussing and obtaining favorable decisions in lawsuits filed by the State Finance Secretariat of Minas Gerais, questioning the ICMS on exports of products considered to be semi-finished by the state tax authorities, totaling approximately R$ 150,000. The Company's legal advisors have believed, ever since the receipt of the tax assessment notices, that there will be a favorable outcome to these lawsuits and this has been corroborated by the successive favorable judgments obtained by the Company in various legal instances, especially in the widely disclosed STJ decision confirming that the matter has been judged in the Company's favor. Consequently, management has decided not to record a provision for these lawsuits.

16 Stockholders' Equity

The changes during the quarter ended September 30, 2005 were as follows:

	06/30/05	Net income for the quarter	Realization of the revaluation reserve	09/30/05
Capital	901,921	-	-	901,921
Capital reserves	3,948	-	-	3,948
Revaluation reserves	395,788	-	(7,354)	388,434
Revenue reserves				
. Legal reserve	19,984	-	-	19,984
. Treasury stock	(3,937)	-	-	(3,937)
. For investments and working capital	189,845	-	-	189,845
	205,892	-	-	205,892
Retained earnings	15,259	-	7,354	22,613
Net income for the year	365,375	181,393	-	546,768
Total stockholders' equity	1,888,183	181,393	-	2,069,576

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

17 Non-operating Results

The non-operating results in the quarter were mainly represented by the result on the sale of permanent assets, and in the nine-month period ended September 30, 2005, by the receipt of an old insurance claim for damages to the industrial complex. In the quarter and nine-month period ended September 30, 2004, by the provision to adjust to the expected realizable value the CST shares, which were then held by the Company and sold at the end of 2004.

18 Pension Plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (former CCF Fundo de Pensão), the principal purpose being to complement benefits provided by the government social security system.

At September 30, 2005, ACEPREV and Plano de Seguridade Acesita had, respectively, 3,334 and 187 active participants (3,327 and 187 at June 30, 2005) and 526 and 379 retired employees, pensioners and withdrawn employees (519 and 380 at June 30, 2005).

In 2003, the Board of Directors of ACEPREV decided to exonerate the sponsor from the payment of future contributions totaling R$ 18,204. This amount is equivalent to the reversal of the provision for income tax by ACEPREV which benefited the sponsor.

Accordingly, in compliance with the decision, ACEPREV transferred this amount to a specific fund segregated from the other funds included in its financial statements, to be used exclusively to settle future contributions of the sponsor, now exonerated.

As a result, this amount effectively became a credit of the sponsor with ACEPREV, and was fully recognized by the Company in income for the year ended December 31, 2003. The remaining balance of the net assets of ACEPREV and Plano de Seguridade Acesita has not been recognized by the sponsor due to the uncertainty of its recovery through reimbursement or reduction of future contributions.

The contributions to the entities recorded as expense for the quarters and nine-month period ended September 30, 2005 totaled R$ 1,981 and R$ 4,951, respectively (R$ 1,416 and R$ 4,404, respectively, at September 30, 2004).

(All amounts in thousands of reais unless otherwise indicated)

19 Financial Instruments

The Company has financial instruments which are inherent to its operations, represented by cash and cash equivalents, accounts receivable, investments, loans and financing, and swap instruments. The Company follows policies and operational strategies seeking liquidity, profitability and security, and also has procedures to monitor balances, and has operated with banks that meet the requirements of financial strength and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates versus current market rates.

Also, in order to reduce the effects of exchange rate changes, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), and also has receivables in U.S. dollars arising from exports, which reduce its exchange exposure. The notional amount of these swap instruments at September 30, 2005 amounted to R$ 3,189 (US$ 1,435) (R$ 6,819 - US$ 2,901 at June 30, 2005), with maturities as follows:

Year	09/30/05	06/30/05
2005	-	3,480
2006	3,189	3,339
	3,189	6,819

At September 30, 2005, the margin balance relating to these instruments, representing a liability of R$ 3,075 (liability of R$ 5,458 at June 30, 2005), was classified together with the balance of financing (foreign currency – working capital and other) in liabilities.

As from 2003, the Company decided to reduce the volume of swap transactions by not renewing the contracts that expired during the year. This strategy resulted from the increase in sales in foreign markets, as these receivables are a natural hedge, as well as to the decision to obtain finance in foreign currency linked to exports.

As mentioned in Note 12, the Company also has interest rate swaps linked to the financing of structured export prepayments, settled financially monthly on the last day of each month.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	09/30/05	**06/30/05**
Accounts receivable and other assets	341,580	429,027
Suppliers and other accounts payable	(198,549)	(166,746)
Loans and financing, net of swap differential margins	(699,158)	(817,988)
Swap transactions	3,189	6,819
Net exposure	(552,938)	(548,888)

At September 30, 2005, the current and long-term financial instruments whose book values differ significantly from market values were as follows:

	Book balance	**Market value**
Liabilities		
Loans and financing	809,123	782,797

Market value was not estimated for investments in private companies because no active market for their shares exists.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing and swaps was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific moment in time based on available information and own valuation methodologies. The estimates do not necessarily indicate that the amounts could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or valuation methodologies could have a significant effect on the estimated market values.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The Company is also subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by concentrating financial transactions in financial institutions with a good rating. Nevertheless, the Company has financial investments in a bank placed under intervention by the Brazilian Central Bank in November 2004, and recorded a provision for loss of the full amount of R$ 8,631. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for credit sales. The Company has an allowance for receivables considered by management to be of difficult collection.

The Company is also exposed to the risk of price variations of its main raw material, nickel, whose price changes in accordance with the international market. To minimize this risk, the Company has implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether reductions or increases, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge transactions to fix the purchase price of nickel when fixing the sales price of stainless steel. In exports, there is an exposure between the date the purchase price of nickel is determined and the date the price of stainless steel is established. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the selling price of stainless steel is established through derivative instruments on the *London Metal Exchange (LME)*. This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The outstanding nickel hedge contracts at September 30, 2005 were as follows:

Contract date	Maturity date	Quantity (in tonnes)	Premium contracted per tonne (in US$)	Income (expense) recorded by Company
07/22/2005	10/07/2005	550	(370.00)	(339)
07/25/2005	10/07/2005	550	(300.00)	(297)
08/11/2005	11/07/2005	425	(250.00)	1,224
08/18/2005	11/07/2005	300	(122.00)	884
09/08/2005	11/07/2005	174	(90.00)	88
09/08/2005	12/07/2005	924	(145.00)	357

(=) Pro rata income (expense) recorded in outstanding contracts	1,917
(+) Income (expense) arising from contracts closed in the nine-month period ended 09/30/05	(4,245)
(=) Income (expense) recorded in the nine-month period ended 09/30/05	(2,328)
(-) Income (expense) recorded in the six-month period ended 06/30/05	(2,535)
(=) Income (expense) recorded in the quarter ended 09/30/05	207

The income and the expense resulting from the nickel hedge transactions for the quarter and nine-month period ended September 30, 2005 totaled R$ 207 and R$ 2,328, respectively.

At September 30, 2005, there was a balance receivable (asset) of R$ 1,917, net of amortization already made.

20 Insurance

The Company holds insurance cover for its principal assets at amounts considered sufficient to cover eventual losses from damages. At September 30, 2005, the total amount contracted to cover losses was R$ 777,770, equivalent to US$ 350,000 thousand.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

21 Subsequent Events

(a) Stockholders' compensation payment

At the meeting held on October 21, 2005, the Board of Directors authorized the payment of compensation to stockholders to be considered as anticipated profit sharing for the year 2005, in the form of dividends and interest on own capital. The total amount to be distributed is R$ 83,210,597.61, being R$ 1.05 per common share and R$ 1.155 per preferred share. The amounts will start to be paid as from November 8, 2005, as follows:

- Dividends: R$ 2.21 million, being R$ 0.027895 per common share and R$ 0.030684 per preferred share.
- Interest on own capital: R$ 81.0 million, being R$ 1.022105 per common share and R$ 1.124316 per preferred share.

(b) Trading of shares issued by Acesita by the controllers

On October 6, 2005, Arcelor announced to the market its acceptance in relation to the proposal presented by the pension funds of Banco do Brasil and Petrobras (Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Fundação Petrobras de Seguridade Social – Petros), for exercising the options as prescribed by the Put and Call Agreement, entered into by these pension funds. This transaction involves the sale of 6,144,178 common shares issued by Acesita at the unit price of R$ 45.00.

On October 26, 2005, a Material Fact was published communicating the signature of the Put and Call Agreement between Fundação Sistel de Seguridade Social (Sistel) and Arcelor, related to the sale of 3,021,236 common shares issued by Acesita and owned by Sistel, at R$ 45.00 per share.

Both transactions establish the purchaser's commitment that, in the case of selling Acesita shareholding control to any third party at an amount higher than that determined in the negotiations (R$ 45.00/common share), within 180 days as from the closing date of the transactions, the sellers will be entitled to receive the difference between the negotiated price and the price per share paid by the third party.

(All amounts in thousands of reais unless otherwise indicated)

Arcelor informed that, upon conclusion of these acquisitions, and also in compliance with applicable legislation, it will make a public offering for the acquisition of the outstanding common shares issued by Acesita, at a price per share equivalent to 80% of the average price per share paid to Previ, Petros and Sistel.

22 Earnings before Interest, Taxes, Depreciation and Amortization (Operating Cash Generation – EBITDA)

Reconciliation of EBITDA with the information in the Company's financial statements.

	Quarters ended		Nine-month periods ended	
	09/30/05	09/30/04	09/30/05	09/30/04
Operating profit	193,008	344,768	682,436	624,983
Financial results	(45,311)	(43,855)	(83,296)	133,121
Equity in the earnings of subsidiaries and other investments	5,007	(44,735)	(14,260)	(105,649)
Depreciation, amortization and depletion	27,931	33,352	98,552	98,378
EBITDA	180,635	289,530	683,432	750,833

23 Supplementary Financial Statements

(a) Statement of cash flows

This statement provides important information on cash inflows and outflows during the quarters and nine-month period ended September 30, 2005 and 2004, showing the cash flows arising from or used in operating, investment and financing activities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended		Nine-month periods ended	
	9/30/05	9/30/04	9/30/05	9/30/04
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income for the quarter/nine-month period	**181,393**	**231,091**	**546,768**	**422,157**
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, amortization and depletion	27,931	33,352	98,552	98,378
Loss on the sale of permanent assets	(840)	(165)	(502)	1,790
Equity in the results of subsidiary and associated companies	5,007	(44,735)	(14,260)	(105,649)
Provision for adjustment to market value of investment in CST	-	42,081	-	73,467
Provisions recorded	(1,561)	(7,576)	5,147	12,143
Financial expenses (income), net, including monetary and exchange variations and interest	(36,844)	(65,310)	(110,945)	136,485
	175,086	**188,738**	**524,760**	**638,771**
(Increase) decrease in assets				
Accounts receivable	123,233	(49,470)	145,656	(20,195)
Inventories	43,041	14,214	16,009	(122,813)
Receivables from related parties	(82)	14,255	26,678	(10,151)
Receipt of dividends and interest on own capital	5,482	12,098	10,010	7,783
Taxes and contributions (current and long-term)	(38,929)	(63,116)	(134,127)	(82,704)
Notes receivable	6,518	-	16,391	-
Other	(3,910)	(1,456)	(24,215)	18,463
	135,353	**(73,475)**	**56,402**	**(209,617)**
Increase (decrease) in liabilities				
Suppliers	13,921	37,152	61,104	(14,815)
Salaries and social charges	(13,466)	4,664	8,584	4,343
Taxes and contributions	42,029	87,460	150,161	147,101
Restructuring liabilities	-	-	(11,062)	-
Payment of interest on own capital and dividends	(399)	-	(184,018)	-
Judicial deposits	(42,227)	513	(42,227)	1,465
Other	(7,897)	(1,744)	(3,546)	(8,067)
	(8,039)	**128,045**	**(21,004)**	**130,027**
Net cash provided by operating activities	**302,400**	**243,308**	**560,158**	**559,181**
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Purchases of property, plant and equipment	(16,873)	(21,287)	(54,558)	(48,683)
Advance for future capital increase in subsidiaries	-	(100)	(2,890)	(100)
Receipts from sale of investment and permanent assets	936	566	965	1,404
Net cash used in investment activities	**(15,937)**	**(20,821)**	**(56,483)**	**(47,379)**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Loans and financing – foreign currency				
Receipts	6,171	217,823	20,149	709,867

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended		Nine-month periods ended	
	9/30/05	9/30/04	9/30/05	9/30/04
Payments	(95,101)	(367,111)	(410,938)	(1,219,175)
Loans and financing – local currency				
Receipts	1,495	45,782	36,316	209,431
Payments	(14,440)	(52,330)	(140,534)	(191,140)
Net cash used in financing activities	**(101,875)**	**(155,836)**	**(495,007)**	**(491,017)**
CASH FLOW PROVIDED IN THE QUARTER/ NINE-MONTH PERIOD	**184,588**	**66,651**	**8,668**	**20,785**
Increase in cash and cash equivalents				
At the beginning of the quarter / nine-month period	158,643	364,254	334,563	410,120
At the end of the quarter / nine-month period	343,231	430,905	343,231	430,905
Change in cash and cash equivalents	**184,588**	**66,651**	**8,668**	**20,785**

(b) Statement of Added Value

This statement provides information as to how the Company allocates its income from operations: to employees, Government, third parties and stockholders. All information presented is taken from the accounting records, with reclassification of certain information contained in the traditional statement of income, which is considered as distribution of added value generated.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended				Nine-month periods ended			
	9/30/05		9/30/04		9/30/05		9/30/04	
	R$	%	R$	%	R$	%	R$	%
Revenues	**860,791**		**1,013,891**		**2,955,089**		**2,783,473**	
Sales of products and services	856,821		1,011,725		2,949,093		2,784,600	
Reversal of (addition to) allowance for doubtful accounts	-		201		563		(97)	
Non-operating and extraordinary items	3,970		1,965		5,433		(1,030)	
Inputs purchased	**(573,484)**		**(632,556)**		**(1,951,985)**		**(1,804,424)**	
Raw materials consumed	(399,645)		(425,660)		(1,362,609)		(1,276,183)	
Materials, energy, third-party services and other	(173,839)		(164,815)		(589,376)		(454,774)	
Loss in value of assets	-		(42,081)		-		(73,467)	
Gross added value	**287,307**		**381,335**		**1,003,104**		**979,049**	
Retentions								
Depreciation, amortization and depletion	(27,931)		(33,352)		(98,552)		(98,378)	
Net added value produced by the Company	**259,376**		**347,983**		**904,552**		**880,671**	
Added value received as transfers	**133,813**		**32,625**		**327,118**		**180,015**	
Equity in the results of subsidiary and associated companies	(5,007)		44,735		14,260		105,649	
Financial income, monetary variations and exchange gains	138,820		(12,110)		312,858		74,366	
TOTAL ADDED VALUE TO BE DISTRIBUTED	**393,189**		**380,608**		**1,231,670**		**1,060,686**	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended				Nine-month periods ended			
	9/30/05		9/30/04		9/30/05		9/30/04	
	R$	%	R$	%	R$	%	R$	%
ADDED VALUE DISTRIBUTED:								
EMPLOYEES								
Salaries, charges and employee profit sharing	51,545	13.11	43,149	11.34	154,454	12.54	126,485	11.92
Directors' fees	950	0.24	1,168	0.31	3,094	0.25	2,566	0.24
	52,495	**13.35**	**44,317**	**11.65**	**157,548**	**12.79**	**129,051**	**12.16**
TAXES								
Federal	66,131	16.82	135,856	35.69	299,883	24.35	284,599	26.83
State	22	0.01	23,142	6.08	248	0.02	19,590	1.85
Municipal	2,408	0.61	2,221	0.58	7,471	0.61	5,610	0.53
Less: tax incentives	(257)	(0.07)	-	-	(1,346)	(0.11)	-	-
	68,304	**17.37**	**161,219**	**42.35**	**306,256**	**24.87**	**309,799**	**29.21**
INTEREST, MONETARY VARIATIONS AND EXCHANGE LOSSES	**89,765**	**22.84**	**(57,445)**	**(15.09)**	**217,417**	**17.65**	**195,568**	**18.44**
RENTS	**1,232**	**0.31**	**1,426**	**0.37**	**3,681**	**0.30**	**4,111**	**0.39**
APPROPRIATION OF NET INCOME								
Retained earnings	181,393	46.13	231,091	60.72	546,768	44.39	422,157	39.80
	181,393	**46.13**	**231,091**	**60.72**	**546,768**	**44.39**	**422,157**	**39.80**
	393,189	**100**	**380,608**	**100**	**1,231,670**	**100**	**1,060,686**	**100**

* * * * *

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

OPERATING PERFORMANCE

MARKET

As expected, the **international market** for stainless steel remained weak during the quarter, with low base prices and still high world inventories (especially at the mills and the integrated service centers), although a movement towards inventory reduction on the part of distributors seeking to correct the downward trend of the market is already underway. The increase in nickel prices, which went to record levels during 2Q05, also contributed to the shrinking demand in the 3rd quarter, since the alloy-surcharge mechanism generally uses alloy price quotations registered two months prior to the placing of a purchase order by the customers.

Demand by final consumers in Europe and the United States was not much lower than in the two first quarters of the year, showing that the reduction of the base price was more related to the efforts of the intermediate consumers (distributors and service centers) to delay their purchases in order to benefit from the already known reduction of alloy surcharge in the 4Q05 sales. The reduction of production by large manufacturers, especially in Europe and the United States, continued; this included the shutting down of older and less competitive mills that had lost market share.

On the other hand, new capacity is coming on line with production costs that are lower than the current average, especially in China. The Asian market, which is a bellwether of the international market, continues to show weak demand. Additionally, even though there has been a cut in production on the part of the mills and a reduction in inventory held by distributors in countries such as Japan, Thailand and South Korea, China is sustaining its production levels with the intention of increasing its share of the market in the region.

Similarly, demand for carbon/alloyed steels in the **Brazilian market** remained weak and demand for stainless steel products showed signs of softening at the end of the quarter. During the quarter, distributors of stainless steel slowed their orders from our mill in order to benefit from the known nickel price reduction, which will be reflected in 4Q05 sales. Furthermore, the appreciation of the *Real* against the U.S. dollar represents a challenge for the entire chain of production. Acesita's customers cut back their orders because of the reduction in their exports, which have become less competitive due to the dollar exchange rate, and the increase in the importing of finished stainless steel products in substitution of domestically produced products. The exception was the silicon steel segment, especially OG, which maintained the upward trend for prices as a consequence of strong demand.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2005

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

SALES

Sales Volume ('000 tons)



9M05
280
126
72
44
522
9M04
294
127
109
46
576
3Q05
88
39
21
177
2Q05
89
42
23
157
1Q05
103
46
28
188
4Q04
99
44
33
192
3Q04
96
45
44
196
Stainless
Silicon Steel
Carbon / Alloyed Steel
Others

Total sales for the quarter amounted to 177.3 thousand tons, up 13.3% over the previous quarter but 9.5% lower than 3Q04. With the moment being unfavorable for the specialty steel segment for both the domestic and the international markets, Acesita prioritized the marketing of higher value-added products to more profitable regions. The operational flexibility is especially favorable in the current situation, which allows for production changes in our different lines.

Taking into consideration the first nine months of the year, total sales amounted to 521.5 thousand tons, which represents a decline of 9.5% compared to the same period of 2004.

Sales of **stainless** steel during the quarter amounted to 88.5 thousand tons, a volume similar to that of the previous quarter (-0.8%) and 7.5% lower than that of the third quarter of 2004. In terms of volume participation, these products accounted for 49.9% of total sales, increasing by one percentage point over 3Q04.

Considering the January-September period, 280.2 thousand tons of stainless steel products were sold. The sales were 4.7% lower than in the same period of the previous year, reflecting the change in the international situation for the segment over the past 12 months and the more competitive conditions of the products being imported by the Brazilian market because of the devaluation of the U.S. currency.

Sales Volume Breakdown



8%
19%
9M04
51%
4%
Stainless Steel
OG Silicon Steel
NOG Silicon Steel
Carbon / Alloyed Steel
Others
8%
14%
9M05
54%
5%

Net Revenue Breakdown



8%
4%
4%
9M04
75%
Stainless Steel
OG Silicon Steel
NOG Silicon Steel
Carbon / Alloyed Steel
Others
6%
5%
7%
9M05
71%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Silicon steel sales totaled 38.6 thousand tons, being 9.9 thousand tons of Oriented Grain (OG) and 28.7 thousand tons of Non-Oriented Grain (NOG). There was an increase in the sales volume of OG silicon steel of 2.7% and 13.4% when compared to 2Q05 and 3Q04, respectively. From January to September, OG sales totaled 28.7 thousand tons, an increase of 13.8%, with a share in overall net revenues going from 4.4% to 7.2%. OG silicon steel is a product with a distinctive production process and quality and, therefore, has a higher added-value. Demand for the product has heated up in the domestic market, with rising prices due to the investments currently being made in the electricity sector, which is the main consumer for this type of product.

The **carbon/alloyed** steel line posted sales of 20.8 thousand tons during the quarter, accumulating 71.7 thousand tons over the first nine months of 2005, representing a reduction of 53.1% and 34.4%, respectively, compared with the same periods of the previous year. The carbon/alloyed products manufactured by Acesita are specialty steels used in general by the tools, agricultural implements and automotive segments. The reduction in sales volume was primarily due to a decrease in demand from manufacturers of tools and agricultural implements.

The sales volume of products classified as "**others**" was 29.4 thousand tons during the quarter, with a significant increase over the previous periods. This growth resulted from increased sales of pig iron deriving from production surpluses from Acesita's blast furnaces, in view of the fact that the market for specialty steels remained soft. In such moments, the best option is to continue to operate the blast furnaces and to sell the pig iron surplus.

DOMESTIC MARKET

During the quarter, sales to the domestic market totaled 125.7 thousand tons, leading to an accumulated sales volume of 362.1 thousand tons during the first nine months of 2005, down 9.4% from the same period of 2004. Market opportunities in the OG silicon steel segment and higher pig iron sales led to a rise of 16.3% over 2Q05 in the total sales volume in the domestic market. When compared to 3Q04, when the market was at the peak of an upward spiraling cycle in terms of demand and prices, there was a decline of 13.6% in volume.

Sales Volume Destination
by Market ('000 tons)


9M05
362
160
522
9M04
400
176
576
3Q05
126
51
177
2Q05
108
49
157
1Q05
128
60
188
4Q04
130
62
192
3Q04
145
51
196
Domestic market
Export market

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2005

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

EXPORT MARKET

Stainless Steel Exports Destination



5%
18%
9M04
44%
25%
Asia
Europe
North / Central America
South America
Others
6%
19%
9M05
44%
13%
18%

With growth of 6.7% over 2Q05 and 2.4% compared to 3Q04, Acesita's exports during the quarter totaled 51.7 thousand tons, accumulating 159.4 thousand tons for the January-September period. The higher volume of export sales during the quarter was due to the increase in sales of stainless steel, by 10.9% and 10.2% over 3Q04 and 2Q05, respectively. Stainless steel is the Company's chief export product, accounting for 98.2% of the total volume shipped to offshore customers in 3Q05.
For the January-September period, exports totaled 159.4 thousand tons, a volume that was 9.7% lower than in the same period of the previous year.

The major highlight in terms of export destinations was the 5.1 percentage point increase in the share of sales to North/Central America, going from 8.2% during the first nine months of 2004 to 13.3% for the same period in 2005. Sales to this region substituted the higher level of exports that went to Europe last year but that have declined this year as result of a softer market with lower demand and prices.

PRICES

Stainless Steel – CR 304 2mm
US$/ton (domestic market)



4,000
3,000
2,000
1,000
Germany
USA
Japan
Asia
Brazil
China

Obs.: From jun/03 on, Hong Kong prices are considered Asia
Source: CRU/ Acesita

The base prices for stainless steel in the international market remained in the downward trend that had begun last quarter. For the first time in the past 20 years, the base price for stainless steel broke the psychological barrier of € 1,000/ton in Spain and Italy, reaching €990/t.

As the right-hand side chart shows, the price practiced in Brazil, including the alloy-surcharge portion, showed a small increase as from July/05. This variation was due to the impact of the devaluation of the U.S. dollar — since prices were converted into U.S. dollars for the purpose of comparison with other markets — and the reflection of the increase in the nickel prices in 2Q05. The increases in nickel prices in previous months affected the price of stainless steel sold during the 3rd quarter, since the alloy-surcharge formula is calculated with an average lag of two months. The effect of the dollar devaluation may be seen as from August/04, after which the U.S. currency was devalued vis-à-vis the *Real* almost every month.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2005

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

ECONOMIC AND FINANCIAL PERFORMANCE

NET OPERATING REVENUE

Net operating revenue for the quarter was R$ 699.5 million, down by 13.9% and 15.1% in comparison with 2Q05 and 3Q04, respectively. When compared with the same quarter in 2004, there was also a decline in the volume of sales, since Acesita benefited from a strong market in specialty steels in that quarter.



Net Operating Revenue
(R$ million)
824.2
845.7
911.5
812.4
699.5
2,317.1
2,423.4
3Q04
4Q04
1Q05
2Q05
3Q05
9M04
9M05

The appreciation of the *Real* against the U.S. dollar, of 5.5% during the quarter and 16.3% during the first nine months of the year, was another factor that contributed to the decline in performance during the period, reducing the income from export sales.

The gains in efficiency achieved by Acesita combined with the favorable market momentum that continued through the first quarter of the year caused net income for the first nine months of 2005 to reach R$ 2,423.4 million, up 4.6% from 9M04.

PRODUCTION COSTS

Restraining production costs, one of the Company's priorities, also affects nickel hedge operations in order to mitigate the impact of the variations in the price of the metal on the results. The average price of nickel on the LME (London Metal Exchange) was US$ 14,562/t, versus US$ 14,004/t during the third quarter of 2004, when the price of the metal began its upward movement to record levels.

Distribuition of COGS - 9M05



Reductors
7,0%
Ore
4,7%
Others
17,3%
Depreciation
5,7%
Indirect Operating Costs
12,6%
Labor
2,6%
Power
3,6%
Alloys
46,5%

Unlike what occurred in the formation of the sales price of stainless steel with the alloy-surcharge, the COGS for 3Q05 already took into account part of the decline in the price of nickel that occurred as from June 2005. This occurs because the formation of the purchase price of this metal takes place with a time frame that is shorter than that of sales prices for stainless steel. Therefore, inventories of this raw material are adjusted more rapidly than for sales with prices already adjusted by the alloy-surcharge.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Alloys represent Acesita's main COGS component, 46.5% of the total, and nickel represents the largest portion of the makeup of the metals used (28.3% of the total cost).

GROSS PROFIT

Gross profit for the quarter was R$ 212.0 million, with a margin of 30.3%, accumulating a total of R$ 802.9 million during the first nine months of the year and a margin of 33.1%. The decline in profitability in relation to the same periods of the preceding year reflects the worsening market situation combined with the increase in production costs (especially with regard to raw materials such as alloys and ore). In addition, as already mentioned, there was a decline in the profitability of exports because of the appreciation of the *Real*.

Gross Margin


39.8%
39.7%
37.0%
31.2%
30.3%
37.1%
33.1
3Q04
4Q04
1Q05
2Q05
3Q05
9M04
9M05

OPERATING EXPENSES AND EBIT

With a decline of 24.6% in selling expenses and other operating income of R$ 3.7 million, operating expenses for the quarter were R$ 18.7 million lower than those recorded in 2Q05 (-24.0%). In comparison with 3Q04, the decline was 17.8%, with the highlight being the R$ 12.8 million reduction in selling expenses. The decline in selling expenses was the result of the appreciation of the Real against the U.S. dollar in the two periods under analysis, which benefited expenses related to exports.

EBITDA (R$ million) and EBITDA Margin (%)


35.1
34.4
32.3
25.7
25.8
32.4
28
290
291
294
208
181
751
683
3Q04
4Q04
1Q05
2Q05
3Q05
9M04
9M05
EBITDA (R$ million)
EBITDA Margin (%)

Lower operating expenses were not sufficient to offset the decline in profitability that occurred because of the declining cycle of the market. The operating profit (EBIT) was R$ 152.7 million, down 40.4% from 3Q04 and 13.1% from 2Q05. The EBIT margin, which reflects operating profitability, was 21.8%, versus 31.1% during the same quarter of 2004 and 21.6% in the second quarter of 2005.

For the January-September period, operating expenses totaled R$ 218.0 million, an increase of 4.7% compared to the same period in 2004, with an EBIT of R$ 584.9 million and a margin of 24.1%.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Operating Cash Generation - EBITDA

The EBITDA for the quarter was R$ 180.6 million, a decline of 37.6% and 13.3% with respect to 3Q04 and 2Q05, respectively.

The high productivity achieved by Acesita, and the possibility of exploiting a favorable moment in the domestic market for silicon steels, because of the flexibility in operations, caused the EBITDA margin to be sustained at a very positive level. During the third quarter, the EBITDA margin was 25.8%, remaining at the same level as the previous quarter and higher than the world average for the steel industry.

In the period from January to September 2005, EBITDA totaled R$ 683.4 million, with a margin of 28.2%.

Equity from Affiliates and Non-Operating Results

Equity from affiliates for the quarter was negative by R$ 5.0 million, different from the positive performance of the previous quarters. This result was due mainly to the impact of the R$ 12.8 million loss on the Ascipar subsidiary, which made a new tax settlement after the original settlements were not confirmed by the fiscal authorities. Company Management is taking all possible measures to recover these losses.

During the third quarter of last year, the result for equity from affiliates was positive in the amount of R$ 44.7 million, benefiting from the incorporation of a portion of CST's earnings, whose shareholding position was sold in November 2004.

The non-operating result for the quarter was positive in the amount of R$ 4.0 million due principally to gains achieved from the sale of land and forests and a reversal of provisions. In the January-September period, Acesita registered a net non-operating income of R$ 5.4 million, compared with expenses of R$ 74.5 million for the first nine months of 2004. The latter was due to adjustments in the proceeds from the sale of the Company's participation in CST.

Financial Results

During the third quarter, Acesita's financial expenses continued to follow the downward curve observed during the previous quarters, because of the reduction in the level of debt due to cash generation and the lower average debt service. The net balance of the financial expenses was negative by R$ 10.3 million, accumulating expenses of R$ 43.8 million during the first nine months of the year, which represented a reduction of 57.6% and 55.9% compared, respectively, to the same periods in 2004. In addition, a gain of R$ 1.7 million under the heading of financial expenses was recorded reflecting the reversal of part of the provisions constituted in respect of the tax effects of the "Summer Plan", after a decision favorable to the Company by the Supreme Court (STJ).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The net balance on the currency variations account for the quarter was a positive R$ 55.6 million, the result mainly of accounting gains from the positive effects of the devaluation of the US dollar in relation to the *Real* on the foreign currency-denominated debt, in the amount of R$ 41.1 million, as well as from the recording of R$ 19.0 million for the reversal of the provision for the tax effects deriving from the "Summer Plan", and R$ 6.1 million referring to the restating of the PIS tax credit, which Acesita challenged in the courts and received a favorable final sentence.

The active currency variations during the quarter represented an accounting loss of R$ 10.6 million, due mainly to the effect of the dollar devaluation on receivables from offshore customers and inventory adjustments in products that are indexed to the U.S. dollar. Through the end of September, accumulated gains in currency variations totaled R$ 127.1 million, versus a R$ 33.9 million loss during the same period in 2004.


Net Debt x Ebtida - Consolidated
2,239
4.8
463
1,600
3.0
522
934
1,098
0.9
400
1,024
0.4
2002
2003
2004
3Q05*
Consolidated Net Debt (R$ million)
Consolidated EBITDA (R$ million)
Ratio (times)
* 12 month EBITDA and not audited 3Q05 figures


Debt Profile
Others
4.8%
Import Financing
5.7%
BNDES / Finame / Finep
13.9%
9/30/05
75.6%
Advances on Exchange and Pre-payment

Gross debt at the end of September was R$ 809.1 million, reflecting a reduction of 51.5 % during the last 12 months. The current debt structure provides complete coverage of the portion taken in foreign currency by the Company's exports, eliminating any need for exchange rate protection through a financial hedge. Of the total debt at the end of the quarter, 86.4% was denominated in foreign currency, of which 87.5% referred to Advances on Exchange Contracts (ACC) and Prepayments. In terms of profile of the debt maturity, 41.1% is due in the short term.

During the last quarter, 42,455 debentures from the fifth issue that were deposited with the Company Treasury were cancelled.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

INCOME TAX

The provision for payment of income tax and social contribution was R$ 15.6 million in the quarter, increasing the provision accumulated during the first nine months of the year to R$ 141.1 million. The provision for the quarter was 78.8% less (R$ 58.0 million) than for the same quarter of the previous year and was 75.3% less (R$ 47.6 million) than the provision in 2Q05, mostly due to the recovery of losses related to the "Summer Plan". After several hearings in the Courts, in July 2005 the Supreme Court of Justice (STJ) upheld the right of the Company to use the index of 51.73% to calculate the recovery of the inflationary effects of the "Summer Plan" in January and February 1989. Based on this decision, provisions were reversed in the amount of R$ 47.9 million, of which R$ 27.3 million was reversed to the income tax and social contribution account.

The allowance for the payment of income tax/social contribution for the January-September 2005 period represented 5.8% of the net revenue and an effective rate of 20.5% of the earnings for the period.

Acesita still has tax loss carryforwards and a negative social contribution basis of R$ 1,381.2 million and R$ 1,341.0 million, respectively, that can be used as an annual offset against 30% of its annual taxable income.

CAPITAL EXPENDITURES (CAPEX)

In the third quarter, Acesita invested R$ 21.3 million, mostly for maintenance and technological upgrading of equipment, including adjustments that are carried out continuously on the production processes and equipment so as to ensure growing industrial productivity. Investments from January to September/2005 totaled R$ 58.7 million, which represented 45.1% of the total amount of R$ 130 million budgeted for the year.

The Board of Directors approved investment projects totaling R$ 130.0 million, distributed as follows:

- **Silicon steel – R$ 95.0 million** – optimizing the production flow and elimination of bottlenecks that will allow for the increase in OG silicon steel production from 40,000 to 50,000 tons/year and of NOG silicon steel production from 110,000 tons/year, gradually reaching 200,000 tons/year. Disbursements will be made over the 2006-2008 period.

- **Stainless steel – R$ 35.0 million** – increase in stainless steel transformation and distribution services, including the installation of a new service center in the state of São Paulo to offer, as from 2006, distinctive services to Acesita's customers.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

CAPITAL MARKETS

Acesita's preferred shares appreciated by 22.8% during 3Q05, compared to a 26.1% increase in the Bovespa Index.

There were 22,576 trades during the quarter, involving approximately 14.5 million preferred shares, an amount that was 32.3% less than that during the same period in 2004. The average daily trading volume on the São Paulo Stock Exchange (Bovespa) was R$ 6.7 million, which represented a decline of 34.0% in relation to the volume traded during 3Q04.

Stock Market Performance – ACES4

Average Daily Trading Volume 3Q05 (R$ thousand)	6,717
Average Daily Trading Volume 3Q05 (shares)	223,503
Closing Price - Sept/05	35.50
Closing Price - Jun/05	28.90
Closing Price - Mar/05	42.28
Closing Price - Dec/04	38.79
Closing Price - Sept/04	33.30
Stock Performance - 3Q05	22.8%
Stock Performance - 12 months	6.6%
Ibovespa Performance - 3Q05	26.1%
Ibovespa Performance - 12 months	35.9%

Acesita's shares were negotiated in all of the sessions of Bovespa, accounting for 7.5% of the total number of trades (3.9% of the financial volume) involving the steel sector.

Acesita PN x Ibovespa (09/30/04=base 100)


35.9%
6.6%
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Acesita PN
Ibovespa

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

EVENTS OCCURRING SUBSEQUENT TO THE QUARTER

SHAREHOLDER COMPENSATION

At a meeting held on October 21, 2005, the Board of Directors authorized the payment of remuneration to shareholders as an anticipated distribution of FY 2005 earnings, in the form of dividends and interest on equity. The total amount to be distributed is R$ 83,210,597.61, being R$1.05 per common share and R$ 1.155 per preferred share. The amounts will be paid beginning on November 8, 2005, as follows:

- Dividends: R$ 2.21 million, being R$ 0.027895 per common share and R$ 0.030684 per preferred share;
- Interest on equity: R$ 81.0 million, being R$ 1.022105 per common share and R$ 1.124316 per preferred share.

NEGOTIATION OF ACESITA SHARES BY THE CONTROLLING SHAREHOLDERS

On October 6, Arcelor announced to the market that it had accepted a proposal presented by Previ - the *Caixa de Previdência dos Funcionários do Banco do Brasil* (Banco do Brasil Pension Fund), together with Petros - the *Fundação Petrobras de Seguridade Social* (Petrobras Pension Fund) –, to exercise the option specified in the Put / Call Option Contract, signed with these two pension funds. The negotiation involves the sale of 6,144,178 common shares issued by Acesita for the price of R$ 45.00 per share.

On October 26, a Material Fact was published announcing that a Commitment for the Purchase and Sale of Shares had been signed between Sistel - the *Fundação Sistel de Seguridade Social* (the Sistel Foundation Pension Fund) and Arcelor, with reference to the sale of 3,021,236 common shares issued by Acesita and held by Sistel at a price of R$ 45.00 per share.

Both negotiations involve the commitment signed by the purchaser that, in the event the shareholder control of Acesita is transferred to any third-party for a price greater than that determined in the negotiations (R$ 45.00/ per common share), within the period of 180 days counting from the date of the agreement, the difference between the price per share paid by third parties and the negotiated price will be paid to the sellers.

Arcelor reported that once the aforementioned acquisitions have been concluded and in order to comply with the applicable legislation, a public offer would be issued for the acquisition of the common shares in circulation issued by Acesita, for a per share price equal to 80% (eighty percent) of the average price per share paid to Previ, Petros and Sistel.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

OTHER NOTEWORTHY EVENTS

SOCIAL RESPONSIBILITY

Acesita is constantly active in the social area through its Acesita Foundation, contributing to improving the living conditions of the populations in the regions where it operates, through investments in education, recreational activities and protection of the ecosystem. It is the intention of the Company to intensify this work developed by the Acesita Foundation, which was recognized this year with the "Corporate Citizen" title awarded by CRC-RJ[1], Firjan[2] and Fecomércio-RJ[3], and the "Oswaldo Checchia" Human Being Prize of the Brazilian Association of Human Resources, in the "environment" category.

Company Management is also determined to improve the quality of life of its employees. The well being of the entire workforce and their family members, so as to maintain a pleasant atmosphere in day-to-day activities, is considered essential by Acesita, and should contribute to even greater productivity. In order to improve even more the relationship with its employees, various activities are going on, such as:

- **health:** restructuring of the Medical Clinic and an increase in the team of professionals, to strengthen quality of life programs;
- **nutrition:** construction of a new restaurant in the plant, in addition to the reform of the two existing ones;
- **human resources:** continuing investments in employee training, strengthening the activities for recognition and greater proximity of the HR team to all of the employees.

OUTLOOK

The market for stainless steel is expected to remain weak during the coming months, considering that inventories are still high at the steel mills and service centers, and demand is weak. In the domestic market, the exchange rate situation, with the appreciation of the *Real*, generates pressure on prices based on weak demand and the higher competitiveness of imported finished products.

Acesita is currently positioned as one of the most profitable companies in its segment, with one of the lowest production costs in the world for specialty steel. The appreciation of the local currency is somewhat harmful to this competitiveness and the Company is also aware of new production facilities with extremely low costs of production that are about to enter into operation, especially in China. The challenge for Acesita today, therefore, it is to prepare itself for this new market profile and be ready to boost its competitiveness even more.

[1] CRC-RJ – Rio de Janeiro State Regional Accounting Council
[2] Firjan – Federation of Industries of the State of Rio de Janeiro
[3] Fecomércio – Federation of Commerce of the State do Rio de Janeiro

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

After the consolidation of the Company's financial and operational restructuring, new strategies are being developed, with investments that seek to bolster its position in the silicon steel market segment and to expand the distribution and transformation services of stainless steel. Acesita intends to continue to grow in both the domestic and the international markets, especially in South America, expanding its market share, since it is the only producer of specialty steels located in the region, and therefore has a competitive advantage over producers from other countries.

The special emphasis given to silicon steel, which is used in electrical applications, is due to the fact that consumption of this product is expected to post strong growth in future years in South America, including Brazil. Historically, the Company has maintained a market share of more than 95% in the Brazilian market in this segment, and is recognized as being one of the best producers in the world.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY			8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)	9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)	
01	ACESITA SERVICOS, COM. IND. PART LTDA.	60.500.121/0001-24	CLOSED SUBSIDIARY	100.00	10.58
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			128,832	128,832	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

10.01 - Characteristics of Public or Private Issues of Debentures

1 – Item	01
2 – Order number	05
3 – CVM registration number	CVM/SRE/DEB/2002/040
4 – Date of registration with CVM	12/9/2002
5 – Issued series	UN
6 – Type of issue	Simple
7 – Nature of issue	Public
8 – Date of issue	12/1/2002
9 – Date of maturity	12/1/ 2006
10 – Type of debenture	Subordinated
11 – Current remuneration	90% of the CDI interest rate
12 - Premium/discount	
13 – Nominal value (reais)	11,401.89
14 – Amount issued (thousands of reais)	484,067
15 – Debentures issued (unit)	42,455
16 – Outstanding debentures (unit)	0
17 – Treasury debentures (unit)	42,455
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to place (unit)	0
21 – Date of last renegotiation	12/1/2004
22 – Date of next event	12/1/2006

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

10.01 - Characteristics of Public or Private Issues of Debentures

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without exceptions

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Acesita S.A. for the quarters and periods ended September 30 and June 30, 2005 and September 30, 2004. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without exceptions

4 Our reviews were carried out for the purpose of issuing a report on the accounting information mentioned in the first paragraph, taken as a whole. The statements of cash flows and of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statements of cash flows and of added value for the quarters and periods ended September 30, 2005 and 2004 were subjected to the review procedures mentioned in the second paragraph and we are not aware of any material modifications that should be made to the Quarterly Information (ITR) taken as a whole.

Belo Horizonte, November 7, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS COM. IND. PART. LTDA.

18.01 - Statement of Operations of the Subsidiary/Associated Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004
3.01	Gross sales and/or service revenues	95,052	282,890	99,816	263,537
3.02	Revenue deductions	(26,727)	(79,296)	(28,000)	(73,096)
3.03	Net sales and/or service revenues	68,325	203,594	71,816	190,441
3.04	Cost of sales and/or services	(57,632)	(166,021)	(54,660)	(143,157)
3.05	Gross profit	10,693	37,573	17,156	47,284
3.06	Operating expenses/income	(8,221)	(18,748)	(2,371)	(10,260)
3.06.01	Selling	(6,416)	(18,404)	(6,797)	(18,784)
3.06.01.01	Personnel expenses/labor charges	(2,625)	(8,460)	(2,722)	(7,431)
3.06.01.02	Selling expenses	(2,264)	(6,661)	(2,256)	(6,196)
3.06.01.03	Export expenses	(5)	(33)	(3)	(8)
3.06.01.04	Other	(1,522)	(3,250)	(1,816)	(5,149)
3.06.02	General and administrative	(2,808)	(7,649)	(1,980)	(5,700)
3.06.02.01	Personnel compensation/social charges	(730)	(2,475)	(571)	(1,985)
3.06.02.02	Rent	(35)	(108)	(26)	(87)
3.06.02.03	Services rendered by third parties	(478)	(1,719)	(473)	(1,270)
3.06.02.04	Taxes, charges and fines	(26)	(85)	(70)	(265)
3.06.02.05	Depreciation and amortization	(513)	(1,429)	(110)	(244)
3.06.02.06	Other	(1,026)	(1,833)	(730)	(1,849)
3.06.03	Financial, net	(3,026)	(10,130)	(2,985)	(4,733)
3.06.03.01	Financial income	1,075	2,842	845	2,236
3.06.03.02	Financial expenses	(4,101)	(12,972)	(3,830)	(6,969)
3.06.04	Other operating income	1,705	5,603	2,140	604
3.06.04.01	Monetary variations, net	1,259	4,269	2,134	262

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS COM. IND. PART. LTDA.

18.01 - Statement of Operations of the Subsidiary/Associated Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004
3.06.04.02	Other	446	1,334	6	342
3.06.05	Other operating expenses	(21)	(209)	0	0
3.06.05.01	Monetary variations, net	0	0	0	0
3.06.05.02	Other	(21)	(209)	0	0
3.06.06	Equity in the earnings of subsidiaries	2,345	12,041	7,251	18,353
3.07	Operating profit	2,472	18,825	14,785	37,024
3.08	Non-operating results	(14,106)	(16,812)	(1,354)	(4,084)
3.08.01	Income	10	10	0	0
3.08.02	Expenses	(14,116)	(16,822)	(1,354)	(4,084)
3.08.02.03	Goodwill on investments	(1,352)	(4,058)	(1,353)	(4,059)
3.08.02.04	Other	(12,764)	(12,764)	(1)	(25)
3.09	Profit before taxation and profit sharing	(11,634)	2,013	13,431	32,940
3.10	Provision for income tax and social contribution on net income	0	(98)	(1,186)	(3,951)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(11,634)	1,915	12,245	28,989
	Number of shares (thousand), excluding treasury stock	128,832	128,832	128,832	128,832
	Net income per share		0.01486	0.09505	0.22501
	Loss per share	(0.09030)			

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.02 – Comments on Company Performance

The Ascipar results for this quarter was affected by losses, in the amount of R$ 12,800, related to the new tax settlement, the original payments of which were not confirmed by the tax authorities. Management is taking all necessary measures to recover such losses.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2005

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Contents